Exhibit 21.1

SUBSIDIARIES OF SQUARE, INC.*

Subsidiary name	Jurisdiction of incorporation
Square Capital, LLC.	Delaware, U.S.
Caviar, Inc.	Delaware, U.S.

* Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Square, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.